SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of January 2008
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of December and Cumulative for 12 Months 2007, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2007 Relative to Industry Results or Levels, Compared with Prior Year Periods.

2.	Registrant’s Estimated North American Retail Unit Sales Activity for Selected Construction Equipment During the Month of December and cumulative for 12 Months of 2007, Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural Equipment
During the Month of December and Cumulative for 12 Months 2007,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of November 2007
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	December N.A. Activity
SUMMARY OF NORTH AMERICAN ACTIVITY

	Total North American
CATEGORY	INDUSTRY	CNH RELATIVE BRAND PERFORMANCE (All Brands)

Retail Unit Sales Month of December 2007

Agricultural Tractors:
Under 40 horsepower (2WD)	(11.3%)	Down moderate double digits, significantly more than the industry

40 to 100 horsepower (2WD)	1.4%	Down low double digits, moderately worse than the industry

Over 100 horsepower (2WD)	39.1%	Up moderate double digits, slightly less than the industry

4 Wheel Drive Tractors	33.7%	Up low double digits, significantly less than the industry

Subtotal Tractors Over 40 hp	11.0%	Up low double digits, in-line with the industry

Total AG Tractors	0.4%	Up equal to the industry

Combines	17.1%	Up mid-single digits, moderately less than the industry

Retail Unit Sales 12 Months 2007

Agricultural Tractors:
Under 40 horsepower (2WD)	(3.7%)	Down mid-single double digits, slightly more than the industry

40 to 100 horsepower (2WD)	3.4%	Down low double digits, moderately better than the industry

Over 100 horsepower (2WD)	22.4%	Up moderate double digits, moderately better than the industry

4 Wheel Drive Tractors	22.2%	Up moderate double digits, moderately better than the industry

Subtotal Tractors Over 40 hp	7.7%	Up moderate double digits, moderately better than the industry

Total AG Tractors	1.4%	Up high single digits, moderately better than the industry

Combines	13.4%	Up moderate double digits, significantly better than the industry

AG DEALER INVENTORIES END OF NOVEMBER 2007

Agricultural Tractors:
Under 40 horsepower (2WD)	5.4 months supply	1/2 month less than the industry

40 to 100 horsepower (2WD)	4.9 Months supply	1/2 month less than the industry

Over 100 horsepower (2WD)	3.9 months supply	In-line with the industry

4 Wheel Drive Tractors	3.0 months supply	In-line with the industry

Total AG Tractors	5.1 months supply	1/2 month less than the industry

Combines	1.9 months supply	1/2 month more than the industry

January 11, 2008

ASSOCIATION OF EQUIPMENT MANUFACTURERS

6737 West Washington Street, Suite 2400, Milwaukee, Wl 53214-5647

414-298-4146	FAX 414-272-2464

Web Site: www.aem.org	e-mail: mailto:dcarson@aem.org

TO:	Trade Press and Flash Report Subscribers	January 10, 2008

CONTACT:	Debbie Carson

SUBJECT:	December, 2007 Flash Report
U.S. UNIT RETAIL SALES

	DECEMBER			YEAR TO DATE			Nov., 2007
							U.S. Field
EQUIPMENT	2007	2006	% Chg.	2007	2006	% Chg.	Inventory
FARM WHEEL TRACTORS
2 Wheel Drive
Under 40 HP	6,863	8,027	(14.5%)	115,849	122,512	(5.4%)	53,250
40 & Under 100 HP	6,535	6,415	1.9%	78,178	75,370	3.7%	32,183
100 HP & Over	2,681	1,793	49.5%	20,916	16,643	25.7%	6,343
TOTAL
2 Wheel Drive	16,079	16,235	(1.0%)	214,943	214,525	0.2%	91,776

TOTAL
4 Wheel Drive	365	272	34.2%	3,664	2,986	22.7%	921

TOTAL FARM WHEEL TRACTORS	16,444	16,507	(0.4%)	218,607	217,511	0.5%	92,697

COMBINES
(Self-Propelled)	916	800	14.5%	7,116	6,168	15.4%	1,117
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

ASSOCIATION OF EQUIPMENT MANUFACTURERS

6737 West Washington Street, Suite 2400, Milwaukee, Wl 53214-5647

414-298-4146	FAX 414-272-2464

Web Site: www.aem.org	e-mail: mailto:dcarson@aem.org

TO:	Trade Press and Flash Report Subscribers	January 10, 2008

CONTACT:	Debbie Carson

SUBJECT:	December, 2007 Flash Report
CANADA UNIT RETAIL SALES

	DECEMBER			YEAR TO DATE			Nov., 2007
							Canada
							Field
EQUIPMENT	2007	2006	% Chg.	2007	2006	% Chg.	Inventory
FARM WHEEL TRACTORS
2 Wheel Drive
Under 40 HP	881	708	24.4%	11,672	9,889	18.0%	5,075
40 & Under 100 HP	699	722	(3.2%)	7,397	7,369	0.4%	2,783
100 HP & Over	331	372	(11.0%)	4,003	3,716	7.7%	1,394
TOTAL
2 Wheel Drive	1,911	1,802	6.0%	23,072	20,974	10.0%	9,252

TOTAL
4 Wheel Drive	91	69	31.9%	786	655	20.0%	153

TOTAL FARM WHEEL TRACTORS	2,002	1,871	7.0%	23,858	21,629	10.3%	9,405

COMBINES
(Self-Propelled)	160	119	34.5%	1,667	1,577	5.7%	215
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

CNH Global N.V.
Estimated North American Retail Unit Sales Activity
For Selected Construction Equipment
During the Month of December and cumulative for 12 Months of 2007,
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.
These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
SUMMARY OF NORTH AMERICAN CONSTRUCTION ACTIVITY

Total North American
CATEGORY	INDUSTRY	CNH RELATIVE BRAND PERFORMANCE (All Brands)

Retail Unit Sales Month of December 2007

Loader Backhoes	Down low double digits	Down high single digits, significantly better than the industry

Skid Steer Loaders	Up mid-single digits	Up low double digits, moderately better than the industry

Total Light Construction Equipment	Down low single digits	Up mid-single digits, moderately better less than the industry

Total Heavy Construction Equipment	Down moderate double digits	Down moderate double digits, equal to the industry

Retail Unit Sales 12 Months 2007

Loader Backhoes	Down low double digits	Down low double digits, equal to with the industry

Skid Steer Loaders	Down high single digits	Down high single digits, equal to the industry

Total Light Construction Equipment	Down low double digits	Down low double digits, equal to the industry

Total Heavy Construction Equipment	Down low double digits	Down moderate double digits, moderately worse than the industry

January 11, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

January 15, 2008